82-4521

Shinawatra Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000
THAICOM

Company Registration No. 163
Tel : (66-2) 591-0736-49 Fax : (66-2) 591-0705

To Facilitate the R[redacted]he Proxy Form

Ref No. SSA-AGM-2004

Registration No. Bor.Mor.Jor. 163

24 March 2004

Subject Notice of the Annual General Meeting of Shareholders for the Year 2004

To All Shareholders

Enclosures:

1. A Copy of the Minutes of the Extraordinary General Meeting of Shareholders No. 1/2004, held on 23 February 2004

2. The annual report of the Board of Directors and the Company's financial statements for the year ended 31 December 2003

3. Information about directors who retired by rotation and proposed to be re-elected

4. Details of terms and conditions in relation to the issuance and offering of warrants to purchase ordinary shares to directors and employees of the Company ("ESOP Program, Grant III")

5. A copy of Opinion of the Remuneration Committee and reasons for the offering of warrants in the amount exceeding 5% of the total number of warrants issued under the ESOP Program, Grant III to each director and employee

6. Information on the increase in capital and the allocation of the newly-issued ordinary shares for public offering and as reserve for the exercise of Warrants under ESOP Program Grant III.

7. Proxy Form and list of the documents or other evidence required to confirm eligibility to attend the meeting including details about the Independent Directors

8. A location map of the Shareholder Meeting's venue

The Notice is hereby given by the Board of Directors of Shin Satellite Public Company Limited (the "Company") that the Annual General Meeting of Shareholders of the Company for the year 2004 will be held on 22 April 2004 at 14.00 o'clock at the Presentation Room, Thaicom Satellite Station, 41/103 Rattanathibet Road, Nonthaburi 11000.

Agenda Item 1. **Matters to be informed**

Agenda Item 2. **To consider and adopt the Minutes of the Extraordinary General Meeting of Shareholders No. 1/2004, held on 23 February 2004**

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Board's Opinion: The Board recommends that the Minutes of the Extraordinary General Meeting of Shareholders No.1/2004, held on 23 February 2004, be adopted as accurate record. The Minutes of the Meeting appears in Enclosure 1.

Agenda Item 3. **To consider and adopt the Board of Directors' report on the operating results of the Company for the year 2003**

Board's Opinion: The Board recommends that the report on the operating results of the Company for the year 2003, be adopted. Details of the report appears in Enclosure 2.

Agenda Item 4. **To consider and approve the balance sheets, the Profit and Loss statement, and cash flow statement for the year ended 31 December 2003**

Board's Opinion: The Board recommends that the balance sheets, the Profit and Loss statement, and cash flow statement for the year ended 31 December 2003 which have been audited by the external auditors of the Company, be approved. Details of which appears in Enclosure 2 (Company's Annual Report).

Agenda Item 5. **To consider and approve the appropriation of the net profit as reserve and the payment of dividends for the year 2002**

Board's Opinion: The Board recommends that since the net profit of the company as of 31 December 2003 was Baht 1,080,278,935 the amount of Baht 54,014,373 should be appropriated as additional reserve, and that dividend in the amount of 0.50 Baht per share be paid to the shareholders whose names appear in the Company's share register book as of April 2, 2004, on May 21, 2004.

Agenda Item 6. **To consider and approve the appointment of the Company's auditors for the year 2004 and to fix their remuneration**

Board's Opinion: The Board recommends that the auditors from the PricewaterhouseCoopers ABAS Company Limited ("PwC"), which have been the auditors of the Company, its subsidiaries and its affiliates since 1999, should be appointed as the auditors of the Company for the year 2004. The name list of auditors is as follows:

1. Mrs. Nangnoi Charoenthaveesub	CPA (Thailand) No. 3044
2. Mr. Prasan Chuaphanich	CPA (Thailand) No. 3051
3. Mrs. Suwannee Bhuripanyo	CPA (Thailand) No. 3371
4. Mr.Prasit Yuengsrikul	CPA (Thailand) No. 4174

Anyone of the above auditors can conduct the audit and express an opinion as to the financial statements of the Company. In the event that anyone of the above auditors is not available, PwC is authorized to provide any auditor of PwC who qualifies as a Certified Public Accountant to carry out the work in replacement thereof. It is recommended that the audit fee be fixed at not more than Baht 3,218,500, an increase of Baht 1,228,500 over last year. This is because of the fact that the auditors are required to review and audit the financial statements of the Company's subsidiaries and affiliates abroad for the purpose of preparing the Company's consolidated financial statements.

Agenda Item 7. **To consider and approve the election of new directors to replace those retired by rotation and to determine the authorized signatories of the Company and to fix their remuneration for the year 2004**

Board's Opinion:

7.1 The Board recommends that the following three retiring directors be re-elected:

(1) Mr. Boonklee Plangsiri	:	Authorized Directors
(2) Mrs.Siripen Sitasuwan	:	Authorized Directors
(3) Miss Nongluck Phinainitisart	:	Director

Details of the age, percentage of shareholding, educational background, work experience, Board of Directors' meeting attendance record, and contributions to the Company of each director appears in Enclosure 3.

The election of the Company's directors is to be determined by a majority of votes in accordance with the Articles of Association of the Company.

7.2 The Board recommends that the current authorized signatories of the Company be maintained as follows;
"Mr. Dumrong Kasemset, Mr. Boonklee Plangsiri, Mrs. Siripen Sitasuwan any two of the three directors signing together with the Company's seal affixed"

7.3 The Board recommends that the total the remuneration for the Chairman of the Board, the director nominated by the Ministry for Information and Communication Technology and independent directors of the Company for the year 2004, be fixed at the maximum amounts of Baht 6,000,000. Pursuant to those previously recommended by the remuneration committee, which is increased by Baht 1,000,000 from the last year. The said amount of remuneration comprises salary, bonus, welfare, provident fund, and meeting allowance.

The meeting allowance for each directors who is representative of the Ministry of Information and Communication or Independent Director shall be paid at the rate of Baht 25,000 per each Meeting of either The Board of Director or any sub-committee of the company except in the case of independent directors who are the chairman of sub-committees shall be paid Baht 30,000 for attending sub-committee meeting.

Agenda Item 8. **To consider and approve the reduction of the Company's registered capital**

Board's Opinion: The Board recommends that the reduction of the Company's registered capital from 5,500,000,000 Baht to 4,499,001,000 Baht (reduced by Baht 1,000,999,000) By elimination of the unsold and non-paid up registered capital should be approved as the Company plans to increase its registered capital later, which under the laws, it could not be done until all the Company's shares have been issued and paid for.

Agenda Item 9. To consider and approve the amendment of the Company's Memorandum of Association relating to the reduction of its registered capital

Board's Opinion: The Board recommends that the amendment of the Company's Memorandum of Association be approved so as to be in line with the reduction of the Company's registered capital.

Agenda Item 10. To consider and approve the change in par value of the Company's share

Board's Opinion: The Board recommends that the change in par value of the share from ten (10) Baht to five (5) Baht be approved.

Agenda Item 11. To consider and approve the amendments to the Memorandum and Articles of Association relating to the change in par value of the Company's share

Board's Opinion: The Board recommends that the amendments to the Memorandum and Articles of Association be approved so as to be in line with the change in par value of the Company's share.

Agenda Item 12. To consider and approve the issuance and offering of 5,894,200 units of warrants to purchase the Company's ordinary shares (the "Warrants") to the directors and employees of the Company under the ESOP Program, Grant III

Board's Opinion: The objective of the ESOP is to compensate and motivate the directors and employees, so that they will perform their duties for the best interests of the Company. This should also attract them to continue working for a long term with the company. The Board recommends that the issuance and offering of 5,894,200 units of the Warrants to not more than 35 persons under the ESOP program, Grant III, be approved. Details of the terms and conditions appears in Enclosure 4.

In this connection, the Board of Directors, or person(s) authorized by the Board of Directors or the Executive Committee shall have the authority to prescribe other terms and conditions pertaining to the issuance of the Warrants, including to apply for approval with the relevant authorities and performing any other necessary actions relating to the issuance and offering of the warrants. The remuneration committee had also considered this issuance of Warrant under the ESOP Program, (Grant III) and was of the view that it should be approved.

The shareholders' meeting shall have to pass a resolution to approve the issuance and offering of the Warrants to directors and employees of the Company with no less than three-fourths of the votes of the shareholders attending the meeting and having the right to vote, provided that shareholders holding an aggregate number of shares exceeding 10 percent of the votes of shareholders attending the meeting do not oppose the resolution.

THAICOM

Agenda Item 13. To consider and approve the allocation of the Warrants exceeding 5% of the Warrants issued under ESOP Program, Grant III to each of the following directors and employees of the Company

Director/Employee	No. of Warrants Allocated	% (of the Program)
1. Mr. Dumrong Kasemset	1,154,200 units	19.58 %

Director and Chairman of the Executive Committee
The total number of Board meetings, attendance at and absence from meetings during the last year.
Shin Satellite Public Company Limited
No. of meetings 5 times No. of attendance 5 times No. of absence - none

2. Mr. Paiboon Panuwattanawong	700,000 units	11.88%

Vice President for iPSTAR Project and director of subsidiaries.

3. Miss. Nongluck Phinainitisart	600,000 units	10.18 %

Director, Member of the Executive Committee and President
The number of Board meetings, attendance at and absence from meetings during last year.
Shin Satellite Public Company Limited
No. of meetings 5 times No. of attendance 5 times No. of absence - none

4. Mr. Yongsit Rojsrivichaikul	550,000 units	9.33%

Executive Vice President – Marketing & Sales.

5. Mr.Pradeep Unni	400,000 units	6.79%

Vice President - Sales /India & Middle East.

6. Mr. Makin Petplai	400,000 units	6.79%

Vice President – Sales/Thailand, Indo China & China

Opinion of the Board of Directors and of the Remuneration Committee

The Board of Directors and the Remuneration Committee recommend that the allocation exceeding 5% of the Warrants under the ESOP Program, Grant III to each of the above 6 persons, be approved. This is because they possess high competency and accountability and have demonstrated excellent performance. Furthermore, they are honest and loyal to the Company and have performed their duties for the benefit of the Company at all times. The Warrants' allocation for this ESOP Program will motivate efficient performance by directors and employees, which will result in good operating results of the Company. Details appears in Enclosure 5.

The shareholders' meeting shall pass a resolution to approve the allocation of the Warrants to each of the directors and employees with no less than three-fourths of the votes of the shareholders attending the meeting and having the right to vote, provided that there are not shareholders holding an aggregate number of

THAICOM

Agenda Item 14. To consider and approve the increase in the Company's registered capital from 4,499,001,000 Baht to 5,568,472,000 Baht

Board's Opinion: The Board recommends that the increase in the Company's registered capital to 5,568,472,000 Baht be approved as the Company requires fund to make investment in the iPSTAR Project and to expand the iPSTAR service in other countries.

Agenda No.15. To consider and approve the amendment of the Memorandum of Association relating to the increase in the Company's registered capital

Board's Opinion: The Board recommends that the amendment of the Memorandum of Association be approved so as to be in accordance with the increase in the Company's registered capital.

Agenda No.16. To consider and approve the allocation of newly issued shares from the increase in the Company's registered capital

Board's Opinion: The Board recommends that the allocation of 208,000,000 newly issued shares of the Company for public offering and of 5,894,200 newly issued shares as reserve for the exercise of Warrants under the ESOP Program, Grant III, be approved.

Agenda No.17. Other matters, (if any)

The share register book of the Company will be closed at 12 noon on 2 April 2004 in order to determine those shareholders who are eligible to attend and vote at the meeting until the Annual General Meeting of Shareholders for the year 2004 is adjourned.

Kindly attend the meeting on the date, time and place specified above. If you are unable to attend the meeting, please appoint a person to attend and vote at the meeting on your behalf by completing the enclosed proxy form. You are required to submit documents or other evidence showing that you are a shareholder or an authorized representative as specified in the attached list.

By Order of the Board of the Directors

(Mr. Dumrong Kasemset)
Director
Shin Satellite Public Company Limited

**Minutes of the Extraordinary General Meeting of Shareholders No. 1/2004
of
Shin Satellite Public Company Limited
Held on February 23, 2004 at 2.00 p.m. at the Presentation Room,
Thaicom Satellite Station, 1st Floor, 41/103 Ratanathibet Road,
Tambol Bangkrasor, Amphur Muang, Nonthaburi Province**

There were 163 Shareholders presenting in person and by proxy altogether holding 290,902,779 shares from the total of 437,911,400 shares equivalent to 66.42 percent of which 21 Shareholders holding 26,335,350 shares equivalent to 6.01 percent previously appointed the independent directors as their proxy.

Mr. Paron Isarasena Na Ayuthya, Chairman of the Board of Directors, presided as Chairman of the Meeting and Mr. Kamonmit Vudhijumnonk acted as the Secretary of the Meeting.

The Chairman introduced 7 directors of the Company attending this Meeting as follows :-

1. Mr. Paron Isarasena Na Ayuthya	Chairman of the Board of Directors
2. Mr. Rianchia Reowvilaisuk	Vice Chairman of the Board of Directors
3. Mr. Boonklee Plangsiri	Director
4. Mr. Dumrong Kasemset	Director
5. Miss. Nongluck Phinainitisart	Director
6. Mr. Hiran Radeesri	Chairman of the Audit Committee
7. Mrs. Charintorn Wongphutorn	Member of the Audit Committee

The Chairman informed to the Meeting that this Extraordinary General Meeting of Shareholders was called pursuant to the resolution of the Board of Directors' Meeting No. 1/2004 held on January 20, 2004 to consider (i) the program regarding the issuance and offer for sale of warrants to purchase shares of CS Loxinfo Public Company Limited to directors, employees, and advisors of CS Loxinfo Public Company Limited, (ii) the acquisition of shares in Teleinfo Media Company Limited by CS Loxinfo Public Company Limited which was of necessity to obtain approval from the Shareholders' meeting of Shin Satellite Public Company Limited as being its parent company and listed company prior to such acquisition, and (iii) the other necessary matters as appeared in the notice for calling this Meeting. The Company's Share Register Book was closed for determining the Shareholders' right to attend and vote at this Meeting on 4 February 2004 at 12.00 o'clock until the end of the Meeting.

Since the number of Shareholders presenting in person and by proxy was sufficient to constitute the quorum as required by the Company's Articles of Association, the Chairman then declared the Meeting duly convened to consider the matters in accordance with the following agenda: -

1. **Matters to be informed.**

No matter to be informed.

2. **To consider and certify the Minutes of the Annual General Meeting of Shareholders for the Year 2003, held on April 28, 2003.**

The Chairman proposed to the Meeting to consider and certify the Minutes of the Annual General Meeting of Shareholders for the Year 2003, held on April 28, 2003, a copy of which had already been distributed to the Shareholders prior to the commencement of this Meeting.

Resolution: After due consideration, the Meeting unanimously resolved to approve and certify the said Minutes in all respects as proposed, with a vote of 290,902,779 shares or equivalent to 100 percent of the total shares held by the Shareholders attending the Meeting and having the right to vote.

3. **To consider and approve the issuance and offering of 3,096,300 units of warrants to purchase CS Loxinfo Public Company Limited's ordinary shares (the "Warrants") to the directors, employees, and advisors of CS Loxinfo Public Company Limited under the ESOP Program.**

The Chairman requested Mr. Dumrong Kasemset, the Chairman of Executive Committee, to inform the details of this agenda. Mr. Dumrong Kasemset, therefore, informed to the Meeting that CS Loxinfo Public Company Limited, the Company's subsidiary, had the ESOP program regarding the issuance and offer for sale of the warrants to purchase ordinary shares ("Warrants") to the directors, employees, and advisors of CS Loxinfo Public Company Limited in order to motivate and compensate its directors, employees and advisors and to have such personnel to dedicate their efforts and loyalties to the CS Loxinfo Public Company Limited by hardworking which would, in turn, generate best benefits to the organization as well as retain all such personnel with the organization.

The program would be a five year plan and the term of each Warrant to be issued would not exceed 5 years from the date the warrants having been issued and offered for sale. All of the Warrants to be issued would be similar terms and conditions. For the first year, CS Loxinfo Public Company Limited would issue and offer for sale of the Warrants pursuant to the ESOP program at the number of 3,096,300 units (Three Million Ninety Six Thousand and Three Hundred Units) as per details in the ESOP program which had been distributed to all Shareholders prior to the commencement of this Meeting.

Mr. Dumrong Kasemset also informed to the Meeting that this issuance and offer for sale of the Warrants of CS Loxinfo Public Company Limited had to obtain approval from the Shareholders' meeting of Shin Satellite Public Company Limited pursuant to the SEC Notification No. Kor Jor. 36/2001 Re: Offering for Sale of Newly Issued

Securities to Directors or Employees dated October 19, 2001, therefore, he requested the Meeting to consider and approve the said issuance and offer for sale of the Warrants at the number of 3,096,300 units (Three Million Ninety Six Thousand and Three Hundred Units). The Board of Directors of Shin Satellite Public Company Limited or any person (s) designated by the Board of Directors of Shin Satellite Public Company Limited or the Executive Committee of Shin Satellite Public Company Limited shall be authorized to determine any other details in relation to the issuance of such Warrants including to request any approval from the relevant authorities as well as to perform any acts and things necessary and relating to the issuance of such Warrants.

For the approval this agenda, it was required the vote for the said issuance and offer for sale of the Warrants not less than three-quarter of all votes of the Shareholders attending the Meeting and having the right to vote and no objection from the Shareholders holding shares altogether more than 10 percent of the total votes of the Shareholders attending the Meeting.

Resolution : After due consideration, the Meeting resolved to approve the said issuance and offer for sale of the Warrants of CS Loxinfo Public Company Limited to directors, employees and advisors of CS Loxinfo Public Company Limited pursuant to the ESOP program as proposed by the Chairman of Executive Committee, with 290,156,779 shares voting for (equivalent to 99.75 percent of the total shares held by the Shareholders attending the Meeting); 746,000 shares voting against (equivalent to 0.25 percent) and no abstention.

4 **To consider and approve the allocation of the Warrants exceeding 5% of the Warrants issued under the ESOP Program, to each of the following directors, employees and advisors of CS Loxinfo Public Company**

The Chairman informed to the Meeting that according to the approval from this Meeting in 3rd Agenda in relation to the issuance and offer for sale of the Warrants, the Board of Directors and Remuneration Committee had considered and approved the allocation of more than 5% of the total number of Warrants issued under the ESOP Program to 4 directors and employees as such persons having in-depth knowledge and experience, as well as high capability and responsibility to perform their duties to the organization with best effort. The purpose of this Warrants allocation was therefore to motivate and reward the directors and employees to perform more efficiently and effectively which would in turn lead to the best interest of the organization. For this reason, the rationale for the allocation of the Warrants to each of the directors and employees more than 5 percent of the total value of the Program appeared in the documents attached to this Agenda which had already been distributed to the Shareholders prior to the commencement of this Meeting.

For the approval of this agenda, it was required the vote for the said allocation of the Warrants to those directors and employees on individual basis not less than three-quarters of all votes of the Shareholders attending the Meeting and having the right to vote and no objection from the Shareholders holding shares altogether more than 5 percent of the total votes of the Shareholders attending the Meeting.

The list of 4 directors and employees having the right to receive the allocation of the Warrants more than 5 percent of the Program were as follows: -

1. **Mr. Tachpong Hotrabhavananda**, the Managing Director and Director of the Company's subsidiaries, has been nominated to be eligible for the Warrants allocation at a number of 1,044,000 units equivalent to 33.72% of the program. During the previous year, Loxley Information Service Company Limited had convened 4 Board of Directors' Meetings, he attended all 4 Board of Directors' Meetings ; and CS Loxinfo Solution Company Limited had convened 9 Board of Directors' Meetings, he attended 8 Board of Directors' Meetings and absent once.

The Chairman then requested the Meeting to consider and approve the allocation of the Warrants at the amount as stated above to Mr. Tachpong Hotrabhavananda.

Resolution : After due consideration, the Meeting resolved to approve the allocation of the Warrants at the amount as stated above to Mr. Tachpong Hotrabhavananda with 286,070,754 shares voting for (equivalent to 98.35 percent of the total shares held by the Shareholders attending the Meeting and having the right to vote). 746,000 shares voting against (equivalent to 0.25 percent) and 4,086,025 shares abstained (equivalent to 1.40 percent).

2. **Mr. Anant Kaewruamvongs**, Deputy Managing Director- Marketing & Sales, and Director of the Company's subsidiaries has been nominated to be eligible for the Warrants allocation at the number of 1,000,000 units equivalent to 32.30% of the Program. In the previous year, Loxley Information Service Company Limited had convened 4 Board of Directors' Meetings, he attended all 4 Board of Directors' Meetings ; and CS Loxinfo Solution Company Limited had convened 9 Board of Directors' Meeting, he attended all 9 Board of Directors' Meetings.

The Chairman then requested the Meeting to consider and approve the allocation of the Warrants at the amount as stated above to Mr. Anant Kaewruamvongs.

Resolution : After due consideration , the Meeting resolved to approve the allocation of the Warrants at the amount as stated above to Mr. Anant Kaewruamvongs with 286,070,754 shares voting for (equivalent to 98.35 percent of the total shares held by the Shareholders attending the Meeting and having the right to vote), 746,000 shares voting against (equivalent to 0.25 percent) and 4,086,025 shares abstained (equivalent to 1.40 percent).

3. **Mr. Somchai Kittichaiyakulkij**, Senior Director – Customer Services & IS, has been nominated to be eligible for the Warrants allocation at the number of 550,000 units equivalent to 17.76% of the program.

The Chairman then requested the Meeting to consider and approve the allocation of the Warrants at the number as stated above to Mr. Somchai Kittichaiyakulkij.

Resolution : After due consideration , the Meeting resolved to approve the allocation of the Warrants at the number as stated above to Mr. Somchai

Kittichaiyakulkij with 286,070,754 shares voting for (equivalent to 98.35 percent of the total shares held by the Shareholders attending the Meeting and having the right to vote), 746,000 shares voting against (equivalent to 0.25 percent) and 4,086,025 shares abstained (equivalent to 1.40 percent).

4. **Mrs. Aksara Asavapokee**, Senior Director – Finance & Accounting, has been nominated to be eligible for the Warrants allocation at the number of 174,200 units equivalent to 5.63% of the program.

The Chairman then requested the Meeting to consider and approve the allocation of the Warrants at the number as stated above to Mrs. Aksara Asavapokee.

Resolution : After due consideration , the Meeting resolved to approve the allocation of the Warrants at the number as stated above to Mrs. Aksara Asavapokee with 286,070,754 shares voting for (equivalent to 98.35 percent of the total shares held by the Shareholders attending the Meeting and having the right to vote), 746,000 shares voting against (equivalent to 0.25 percent) and 4,086,025 shares abstained (equivalent to 1.40 percent).

5. **To consider and approve the investment by CS Loxinfo Public Company Limited in Teleinfo Media Company Limited ("TMC") by the purchase of 38.25% of TMC shares from Shin Corporation Public Company Limited and 25% of TMC shares from Sing Tel Interactive Pte. Ltd. totaling 63.25 % of TMC shares.**

The Chairman requested Mr. Dumrong Kasemset to inform the details in relation to the investment in Teleinfo Media Company Limited to the Meeting.

Mr. Dumrong Kasemset explained to the Meeting that CS Loxinfo Public Company Limited, a subsidiary company of Shin Satellite Public Company Limited, is currently carrying on business as the Internet service provider for commercial purpose and uplink-downlink television signal and Internet via satellite and being the leader in the industry.

Since the current competition in this field of business had increased tremendously both in quality of services and new services, in order to have CS Loxinfo Public Company Limited be able to develop its potential and capability to compete in the market and to maintain the leading position in the market, the Executives were of a view that the investment in relevant business which would increase revenues and add value to CS Loxinfo Public Company Limited's business in the future should be made for the synergy of its business.

Therefore, the purchase of 63.25 percent of shares in Teleinfo Media at the price of 506 Million Baht from Shin Corporation Public Company Limited and Sing Tel Interactive Pte. Ltd. would be beneficial to CS Loxinfo's business and would increase value added for the services provided to the customers, to have co-marketing, and to save cost in the joint investment in on-line system as well as to increase content business that may lead to the development of E-commerce in the future. In addition, such

investment would also increase and diversify the source of revenue which would be beneficial to CS Loxinfo Public Company Limited. In this respect, the details, reasons and the conditions in connection with this transaction appeared in the document titled "Information as to connected transaction in relation to the asset purchase" which had been already distributed to the Shareholders prior to the commencement of this Meeting.

The Audit Committee had examined the entering into the said transaction and was of the opinion that the connected transaction was reasonable and of benefit to CS Loxinfo Public Company Limited as per details in the document titled "Audit Committee's recommendation relating to this connected transaction" which had already been distributed to the Shareholders prior to the commencement of this Meeting.

After the above explanation, Mr. Dumrong Kasemset requested Mr. Kittikorn Danpoonkij, Vice President - Corporate Finance Department, from SCB Securities Company Limited, the Company's independent financial advisor, to give opinion in connection with the rationale of the said transaction. Mr. Kittikorn Danpoonkij informed to the Meeting of several criteria used in determining share price and rationale of the said transaction for their acknowledgement.

Mr. Dumrong Kasemset then informed to the Meeting that since the purchase of shares in TeleInfo Media Company Limited by CS Loxinfo Public Company Limited was regarded as a connected transaction as it entered into the transaction with its major shareholder and the size of the transaction equaled to 6.64 percent of net tangible assets of Shin Satellite Public Company Limited as on September 30, 2003, the said transaction would have to obtain approval from the Shareholders' meeting of Shin Satellite Public Company Limited in order for CS Loxinfo Public Company Limited to be able to enter into such investment by way of purchasing 38.25 percent from Shin Corporation Public Company Limited and 25 percent from Sing Tel Interactive Private Limited or equivalent to 63.25 percent of total issued shares of Teleinfo Media Company Limited. For the approval of this agenda, it was required the voting of not less than three-quarters of all votes of the Shareholders attending the Meeting and having the right to vote to approve and authorize the Board of Directors of Shin Satellite Public Company Limited or the person designated by the Board of Directors or the Executive Committee to have authority in negotiating or considering any other details in connection with the entering into such transaction.

The Shareholders raised some questions and requested certain clarifications relating to the iPSTAR products and services of Shin Satellite Public Co.,Ltd. The Management of the Company provided explanations, which were satisfactory to the Shareholders.

The Chairman requested the Meeting to consider and approve the investment by CS Loxinfo Public Company Limited in Teleinfo Media Company Limited as per details abovementioned. The Chairman also informed the Meeting that Shin Corporation Public Company Limited and its Executives were not permitted to vote for this agenda.

Resolution : After due consideration, the Meeting resolved to approve the said investment by CS Loxinfo Public Company Limited in Teleinfo Media Company

Limited as per details specified above, with 62,180,612 shares voting for (equivalent to 94.97 percent of the total shares held by the Shareholders attending the Meeting and having the right to vote), 3,286,700 shares voting against(equivalent to 5.03 percent) and no abstention.

6. **Other matters.**

The Chairman asked to the Meeting whether any Shareholders wished to propose any other matters for the Meeting's consideration. Since there was no other matter being proposed for consideration, the Chairman then expressed his sincere thanks to the Shareholders who attended and participated in the Meeting and declared the Meeting adjourned.

The Meeting was adjourned at 3.20 p.m.

Signed ___(-signed-)___ Chairman of the Meeting
(Mr. Paron Isarasena Na Ayudhya)

Signed ___(-signed-)___ Secretary of the Meeting
(Mr. Kamonmit Vudhijumnonk)

...tion of the Director who retired by Rotation and Re-Elected

Name	Age	Title	Share holding	Relationship with Management	Highest Education		Experience	Directors presented at the Meeting	Illegal Record in the past 10 years	Contribution to the Company
...klee Plangsin	53	Director	250	None	Master in Computer Engineering, University of Illinois (Urbama Champaign) USA.	2001-present	Chairman of the Board of Director, ITV Plc.	4 of 5	None	- Be a leader in setting vision and strategy of SHIN SATELLITE PLC to achieve the best interest to the Shareholder of the Company. - Be the leader in monitoring and manage all works of SHIN SATELLITE PLC including the development of the competentcy a business competition of SHIN SATELLITE PLC
						2001-2002	Chairman of the Board of Director and Chairman of the Executive Committee , ITV Plc.			
						2000 -present	Director, Advanced Info Service Plc., Shin Satellite Plc.			
						1999 -present	Director and Chairman of the Group Executive Committee, Shin Corporation Plc			
						1997 - 2000	Director and Member of the Executive Committee, Shin Corporation Plc , Advanced Info Service Plc., and Shin Satellite Plc.			
						1995 - 1996	Vice Chairman of the Executive Committee (Operation) Shinawatra Group			
						1993 - 1994	President of Shinawatra Group			
...en Sitasuwan	56	Director Member of the Executive Committee	None	None	MBA, Wichita State University, Wichita, Kansas, USA.	2001-present	Director and Member of the Executive Committee, ITV Plc.	4 of 5	None	- Be a coordinator in setting vision and strategy of SHIN SATELLITE PLC to achieve the best interest to the Shareholder of the Company. - Be a coordinator in monitoring and manage all works of SHIN SATELLITE PLC including the development of the competentcy in a business competition of SHIN SATELLITE PLC
						2000-present	President, Shin Corporation Plc			
						1998-present	Director and Member of the Executive Committee, Shin Corporation Plc., Advanced Info Service Plc., Shin Satellite Plc.			
						1998-2000	Chief Finance Officer, Shin Corporation Plc.			
						1994-1998	Executive Vice President - Finance, Shinawatra Group			
						1991-1993	Vice President - Finance, Shinawatra Group New York, U.S.A.			
						1986-1989	Manager, GE As IC Materials, Siemens, New Jersey, U.S.A.			
...luck Phinainitisart	45	Director Member of the Executive Committee President	34,500	None	Doctor of Electrical Engineering Chulalongkorn University	2000-Present	Member of the Exective Committee and President, Shin Satellite Plc.	5 of 5	None	- Be a coordinator in setting vision and strategy of SHIN SATELLITE PLC to achieve the best interest to the Shareholder of the Company. - Be a coornator in monitoring and manage all works of SHIN SATELLITE PLC including the development of the competentcy in a business competition of SHIN SATELLITE PLC
						1995-Present	Director, Shin Satellite Plc.			
						1999-2000	Executive Vice President, Shin Satellite Plc.			
						1995-1998	Vice President, Shinawatra Satellite Plc.			
						1991-1995	General Manager, Shinawatra Satellite Plc.			
						1986-1987	Telecommunication Engineer, Operations Division, International Telecommunication Satellite Organization (INTELSAT), Washington D.C., USA.			
						1982-1991	Telecommunications Engineer, Planning, Post and Telegraph Department			

Shin Satellite Public Company Limited

Details of the program regarding the issuance and offering for sale of the warrants to purchase ordinary shares to directors and employees of the Company (Employee Stock Option Plan ESOP) No. 3

1. Objectives and Necessities of Offering Securities to Directors and Employees of the Company

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company by having them dedicated their hard and soul to the Company by hard working, as well as retaining them with the Company. The overall program consists of 5 years consecutive plans and the terms of warrants issued each year shall not exceed 5 years from the date of issuance and offering for sale. The warrants to be issued for each year shall have similar details and descriptions as well as the rights and conditions thereof.

The first warrants issued and offered in year 2002 were in the number of 8,000,000 units whereby the Company shall have to allocate the ordinary shares of the Company to serve the exercise of right under the warrants in the number of 8,000,000 ordinary shares (at par value of Baht 10), equivalent to 1.83 % of all paid-up capital of the Company.

The second warrants issued and offered in year 2003 were in the number of 4,400,100 units whereby the Company shall have to allocate the ordinary shares of the Company to serve the exercise of right under the warrants in the number of 4,400,100 ordinary shares (at par value of Baht 10), equivalent to 1.01 % of all paid-up capital of the Company.

The third warrants to be issued at this time in this year, will be, according to ESOP, in the number of 2,947,100 units at the par value per share of Baht 10 (in case of changing par value per share to Baht 5, the warrants will be in the number of 5,894,200 units) whereby the Company shall have to allocate the ordinary shares of the Company to serve the exercise of right under the warrants in the number of 5,894,200 ordinary shares at par value of Baht 5, equivalent to 0.67 % of all paid-up capital of the Company. In this regard, the total number of the ordinary shares being allocated to serve the exercise of right under the warrants is equivalent to 3.50 percent of all paid-up capital of the Company. The details of warrants for the Program in this third year, which will be proposed to the shareholders' meeting for their consideration, appear below. In addition, upon the exercise of right under such warrants, the Company expects to use the proceeds as the Company's working capital.

2. Preliminary Details of the Warrants Issued on This Occasion

Type of Warrants	Warrants to purchase the Company's ordinary shares, in the type of non-transferable and specified name of the holder, unless in case of hereditary or beneficiary transfer as specified in Clause 3.4.3 (hereinafter referred to as the **"warrant"**)
Total Number of Warrants to be Offered	5,894,200 units
Offering Price per Unit	Baht 0 (zero Baht)

Offering Period — The offering shall be completed within one year from the date on which the program is approved by the Office of SEC.

Terms — Not exceeding 5 years from the issue and offer date.

Reserved Shares — 5,894,200 shares (at the par value of Baht 5), equivalent to 0.67 percent of the total paid-up shares.

Warrant Allocation Method — Allocation of warrants to the Company's directors and employees and not offering through the intermediary.

Exercise Ratio — One warrant per one ordinary share

Exercise Price — The average closing price of the Company's shares being traded in the Stock Exchange of Thailand during the 30 day period prior to the date the shareholders' meeting is conducted after adjustment of par split.

Issuing and Offering Date — The Executive Committee will set the issuing and offering date.

Exercise Period — The Company's directors and employees may exercise the rights of the warrants to purchase the Company's ordinary shares as shown in the following details:

First Year — Directors and employees are entitled to exercise no more than one-third of their allocated warrants to purchase ordinary shares one year after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the next exercise of rights.

Second Year — Directors and employees are entitled to exercise another one-third of their allocated warrants to purchase ordinary shares two years after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the next exercise of rights.

Third Year — Directors and employees are entitled to exercise the remaining of their allocated warrants to purchase ordinary shares three years after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of rights.

Rights and Interests Other than those Normal Rights and Interests from Ordinary Shares	-None-

3. Other Principles and Conditions for the Exercise of Warrants

3.1 Exercise Period of Warrants A holder of the warrant certificate who wishes to exercise their rights to purchase ordinary shares of the Company is required to submit an exercise notice with the Company between 09.00 hour and 16.00 hour within five business days prior to each exercise date, except for the last exercise period the exercise notice must be submitted during 15 days prior to period of the Last Exercise Period.

Ordinary shares purchased in every exercise of warrants will be in whole number of a trading unit on the main board of the Stock Exchange of Thailand, except for the exercise of rights for the last exercise period.

3.2 Exercise Date and Time: Between 09.00 hour and 16.00 hour of the last business day of every month. In case of the last exercise of right, the exercise date shall be within 5 business days prior to the date such warrants expire.

3.3 Qualifications of Directors and Employees Eligible for Warrant Allocation

3.3.1 Any director or employee of the Company with a minimum of one year of service, and not an employee who is sent from a joint venture on a temporary term-basis operation;

3.3.2 Any selected director or employee who is beneficial to the Company (as the case may be);

3.3.3 In the case of any exception not pursuant to Clauses 3.3.1 and 3.3.2, it will be proposed to the meeting of Executive Committee for special consideration; and

3.3.4 The number of warrants as determined by the Company allocated to the respective directors, employees and/or advisors of the Company will not necessarily be in the same amount, but will be varied based on the position, work experience, years of service, performance and potential, as well as benefits providing to the Company.

3.4 Warrant Allocation Obligations between the Company and Directors and Employees of the Company

3.4.1 If any director of the Company vacate of office or any employee retire from the Company pursuant to the Company's work rules, prior to exercising the rights under the warrants, such vacated directors , retired employee are entitled to exercise their warrants until the term of warrants.

3.4.2 If any director or employee resign from the Company due to the Company's order of transfer, such director or employee are entitled to exercise their warrants until the term of warrants.

3.4.3 If any director or employee is no longer a director or employee of the Company by reason of decease, disappearance, infirmity, or incompetent, such warrants shall then pass on to the person named as executor or beneficiary of the deceased, disappeared, infirm, or incompetent director or employee, as the case may be. That person will be entitled to exercise those warrants to purchase ordinary shares of the Company until the term of warrants.

3.4.4 If any director resign from the Company prior to expiration of the term of office or any employee resign from the Company for any reason other than as specified in Clauses 3.4.1, 3.4.2, or 3.4.3 above, such director and employee shall be entitled to exercise their warrants to purchase ordinary shares of the Company only the allowed portion within three months after such director and employee resigned from their offices. Alternatively, the executive committee is entitled to determine in the appropriate respect.

Remaining warrants which any director or employee is unable to exercise for any of the reasons as stipulated in Clause 3.4.4 shall be submitted to the Company for cancellation.

3.5 In Case of Un-Exercise of Warrants If directors or employees of the Company do not exercise all or some of warrants and term of warrants is expired, it is deemed that the directors or employees waive their rights on such un-exercised warrants. In this respect, such directors or employees shall not be entitled to claim any compensation from the Company.

3.6 Assistance from the Company in Respect of Sources of Funds for Directors and Employees.

-None-

3.7 Right Adjustment The Company may have to reserve additional ordinary shares if the circumstances stipulated in the notification of the Securities and Exchange Commission, relating to the offer for sale of warrants to purchase ordinary shares, occur.

Should there be any right adjustment which requires the allocation of additional reserved shares in excess of the number of share allocated to serve that particular adjustment, the Company shall have to propose to the next shareholders' meeting to approve the allocation of additionally reserved shares. In the event that the term of warrants remaining is less than the period of where the next shareholders' meeting will be conducted, the Company shall promptly propose to the shareholders' meeting prior to the date the warrants expire.

4. Effects upon Shareholders from Issuance of Warrants and Offer for Sale to Directors and Employees of the Company on this Occasion

4.1 Effects upon Price Dilution due to the Exercise of Rights to Purchase Shares by Directors and Employees.

The exercise price is determined by using the average closing price of the Company's shares being traded in the Stock Exchange of Thailand during the 30 day period prior to the date the shareholders' meeting is conducted and the price of which is close to the market price; therefore, the issuance and offering of warrants will not create any effect upon price dilution.

However, effects upon price dilution due to the exercise of rights to purchase shares by directors and employees will be subject to the market price of the Company's shares on the day that new shares from the exercise of rights by directors and employees start trading in the Stock Exchange of Thailand.

4.2 Effects upon Existing Shareholders due to Reduced Ownership Ratio or Control Dilution in case warrants are exercised by all directors and employees as calculated from the presently paid-up capital:

Number of the total issued shares	=	437,911,400 shares (at a par value of Baht 10 each)
Number of all shares from exercise of warrant	=	2,947,100 shares (at a par value of Baht 10 each)
Total number of shares after exercise	=	440,858,500 shares (at a par value of Baht 10 each)
Ratio of the existing shareholders after exercise	=	99.33 percent exercise of warrants

4.3 The Amount of Reserved Shares for Exercise of Warrants Allocated to Directors and Employees at the Rate not Exceeding 5 Percent of the Total Issued Shares on the Date of Applying for Approval of the Office

Number of the total issued shares	=	437,911,400 shares (at a par value of Baht 10 each)
Number of reserved shares for the exercise of warrant allocated to directors and employees	=	2,947,100 shares (at a par value of Baht 10 each)
Ratio of reserved shares to total issued shares	=	0.67 percent of the total issued shares

4.4 The List of All Directors (of the Company and its subsidiaries) Entitled to Receive Warrants and Employees Entitled to Receive Warrants at the Rate Exceeding 5 Percent of the Warrant to Be Issued and Offered for Sale

Name	Number of Allocated Warrants (Unit)		Percent of Total Allocated Warrants
	(Par Value Baht 10)	(Par Value Baht 5)	
1. Dr. Dumrong Kasemset Director and Chairman of the Executive Committee	577,100	1,154,200	19.58
2. Mr. Paiboon Panuwattanawong President IPSTAR Operation and Director of subsidiary company	350,000	700,000	11.88
3. Dr. Nongluck Phinainitisart Director and the Executive Committee	300,000	600,000	10.18
4. Mr. Yongsit Rojsrivichaikul Executive Vice President – Marketing & Sales	275,000	550,000	9.33
5. Mr. Pradeep Unni Vice President – Sales / India & Middle East	200,000	400,000	6.79
6. Mr. Makin Petplai Vice President – Sales / Thailand, Indo-China & China	200,000	400,000	6.79
7. Mr. Tanadit Charoenchan Vice President – Finance & Accounting	120,000	240,000	4.07
8. Mr. Avudh Ploysongsang Vice President – Business Development	80,000	160,000	2.71
9. Mr. Kamonmit Vudhijumnong Vice president – Legal	70,000	140,000	2.37

Note: The number of warrants to be issued and offered for sale will be 2,947,100 units at the par value per share of Baht 10 (in case of changing the par value per share to Baht 5, the number of warrants will be 5,894,200 units).

4.5 Ordinary shares issued under the warrants exercised shall have the same rights and status as ordinary shares previously issued by the company in all respects.

5. Description and Conditions of Warrants

Warrants issued and offered to directors and employees of the Company shall be subject to rules and conditions pursuant to the Securities and Exchange Commission Notification No. GorJor. 36/2544 Re: Offering of Newly Issued Securities to Directors or Employees dated October 19, 2001

Warrant holders are liable to pay taxes and duties pursuant to the Revenue Code and relevant laws in exercising their rights to purchase ordinary shares.

After the Last Exercise Period, remaining warrants shall be deemed invalid and cannot be further exercised in any case.

6. Rights of Shareholders in Opposition of Offering for Sales of Warrants to Directors, Employees pursuant to Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001

Pursuant to Clause 14 of the Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001, the issuance and offering of warrants to directors or employees shall be approved by the shareholders' meeting with the votes of not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 10 percent of all votes of shareholders attending the meeting.

In case of issuance and offering for sale of warrants to any director, or employee at the rate exceeding five percent of all warrants offered pursuant to Clause 15 (2) of the Notification of the SEC above, the shareholders' meeting will consider the offer for sale with approval on an individual basis and the resolution must have not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 5 percent of all votes of shareholders attending the meeting.

7. List of Directors and Employees Eligible to be Allocated Warrants at the Rate Exceeding Five Percent of All Warrants

Name	Number of Allocated Warrants (Unit)		Percent of Total Allocated Warrants
	Par Value Baht 10	Par Value Baht 5	
1. Dr. Dumrong Kasemset Director and Chairman of the Executive Committee	577,100	1,154,200	19.58
Number of times such director attending and not attending the meetings in previous year in <u>Shin Satellite Public Company Limited</u>: number of meetings = 5; attending = 5, not attending –			
2. Mr. Paiboon Panuwattanawong President – IPSTAR Operation and Director of subsidiary company	350,000	700,000	11.88
3. Dr. Nongluck Phinainitisart Director and the Executive Committee	300,000	600,000	10.18
Number of times such director attending and not attending the meetings in previous year in <u>Shin Satellite Public Company Limited</u>: number of meetings = 5; attending = 5, not attending –			
4. Mr. Yongsit Rojsrivichaikul Executive Vice President – Marketing & Sales	275,000	550,000	9.33
5. Mr. Pradeep Unni Vice President – Sales / India & Middle East	200,000	400,000	6.79
6. Mr. Makin Petplai Vice President – Sales / Thailand, Indo- China & China	200,000	400,000	6.79

<u>Opinion of the Board of Directors and the Remuneration Committee</u>
Detail of Opinion of the Remuneration Committee for ESOP program as presented in the attachment.

In this respect, since the total number of warrants to be issued and offered for sale will be 2,947,100 units and the exercise price will be determined by using the average closing price of the Company's shares being traded in the Stock Exchange of Thailand during the 30 day period prior to the date the shareholders' meeting is conducted; the persons mentioned in Clause 7.1 - 7.6, therefore, will not receive cash benefits when calculated from the difference between the offer price (including the exercise price) and the market price.

Shin Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000
Company Registration No. 163
Tel : (66-2) 591-0736-49 Fax : (66-2) 591-0705, 591-0706

(Translation)

Opinion of the Remuneration Committee for ESOP Program

February 17, 2004

To : Board of Directors of Shin Satellite Public Company Limited

Whereas the Board of Directors Meeting of Shin Satellite Public Company Limited has passed a resolution to appoint the Remuneration Committee for the ESOP Program, consists of Mr. Paron Isarasena Na Ayudhaya as the Chairman of the Remuneration Committee, Mr. Boonklee Plangsiri and Mrs. Charintorn Vongspootorn as members of the Remuneration Committee to approve the names of directors, employees and advisors of the Company who will be entitled to receive warrants on ordinary shares exceeding 5(five) percent of the program, in order to comply with the announcement of the Securities and Exchange Commission No. Gor. Jor. 36/2544 regarding the offering of the newly issued securities to directors or employees .

The Remuneration Committee for ESOP Program has considered and approved to allocate the warrants on ordinary shares exceeding 5 (five) percent of the program to each of the following directors and employees of Shin Satellite Public Company Limited respectively, totaling 6 (six) persons:

Director/Employee	No. of Warrants Allocated (Units)	% of the Program
1. Mr. Dumrong Kasemset (Ph.D.)	577,100	19.58
2. Mr. Paiboon Panuwattanawong	350,000	11.88
3. Ms. Nongluck Phinainitisart (Ph.D.)	300,000	10.18
4. Mr. Yongsit Rojsrivichaikul	275,000	9.33
5. Mr. Pradeep Unni	200,000	6.79
6. Mr. Makin Petplai	200,000	6.79

The Grounds, Necessity and the Benefits to the Company

The Remuneration Committee for ESOP Program have the opinion that the above directors and the employees, totaling 6 (six) persons have high knowledge, ability, accountability and excellent performance. Furthermore, they are honest with loyalty to the Company and perform their duty for the highest benefits of the Company all along. The warrant allocation for this ESOP program would motivate more efficient performance of the directors and employees which would finally result in good operating results of the Company. Details of the position, the start date joining the company and the benefits that these directors and employees have made to the Company are attached to this opinion.

Please be informed accordingly.

Yours faithfully

(Mr. Paron Isarasena Na Ayudhaya)
Chairman of the Remuneration Committee for the ESOP Program
Shin Satellite Public Company Limited

Employee Stock Ownership Program - SHIN SATELLITE PLC. : 2004

ɘr of allocated warrants 2,947,100 Units

ɜts of directors / employees / advisors who are allocated the warrants at the number of exceeding 5% of the total warrants.

Name	Position	Started Working Date	No. of allocated warrants (units)	% of the total warrants	Contribution to the company
Dumrong Kasemset (Ph.D.)	Chariman of the Executive Committee-Satellite & International	08/07/1991	577,100	19.58%	• Being the leader in creation of Shin Satellite Plc.'s vision, overall strategy including its subsidiaries and affiliates in order to maximize the interest of the shareholders. • Being the top leader in monitoring and managing Shin Satellite Plc., its subsidiaries and affiliates and developing the competitiveness of Shin Satellite Plc., its subsidiaries and affiliates' s businesses.
. Paiboon Panuwattanawong	MD-IPSTAR	03/02/1992	350,000	11.88%	• Being a co-leader in creation of Shin Satellite Plc.'s overall business strategy in order to maximize the interest of the shareholders. • Being the top leader in monitoring and managing iPSTAR Co., Ltd. and developing new products and iPSTAR satellite engineering which will be the main business of the Company in the future.
s. Nongluck Phinainitisart (Ph.D.)	President - Satellite	01/07/1991	300,000	10.18%	• Being a co-leader in creation of Shin Satellite Plc.'s vision and overall strategy. including its subsidiaries and affiliates in order to maximize the interest of the shareholders. • Being the top leader in monitoring and managing Shin Satellite Plc., business and developing the competitiveness of Shin Satellite's business.
r. Youngsit Rojsrivichaikul	Executive Vice President - Marketing & Sales	01/11/1991	275,000	9.33%	• Being a co-leader in creation of Shin Satellite Plc.'s overall business strategy in order to maximize the interest of the shareholders. • Being the leader who is responsible for developing the marketing and sales strategies of all products which will generate the major revenue of the Company.
r. Pradeep Unni	Vice President - Sales : India & Middle East	16/10/1996	200,000	6.79%	• Being a co-leader in creation of Shin Satellite Plc.'s business strategy in order to maximize the interest of the shareholders. • Being the person responsible for managing competitive sales of all products in India and Middile East which generates the major revenue of the Company.
r. Makin Petplai	Vice President - Sales : Thailand, Indochina & China	18/01/1993	200,000	6.79%	• Being a co-leader in creation of Shin Satellite Plc.'s business strategy in order to maximize the interest of the shareholders. • Being the person responsible for managing competitive sales of all products in Thailand, Indochina & China which generates the major revenue of the Company.

Information on the increase in capital and the allocation of the newly-issued ordinary shares for public offering and as reserve for the exercise of Warrants under ESOP Program Grant III.

Shin Satellite Public Company Limited

Shin Satellite Public Company Limited, hereby wish to report the resolution of the Board of Directors' Meeting No. 2/2547, held on the 24th day of February 2004 in respect of the capital increase and the allocation of newly issued shares as follows:

1. **Capital Increase:**

   1.1 The Board of Directors' meeting passed a resolution approving the decrease of the Company's registered capital from Baht 5,500,000,000 to Baht 4,499,001,000 by way of elimination of registered, but not yet sold, shares amounting to 100,099,900 shares at the par value per share of Baht 10 each, amounting to Baht 1,000,999,000 in total.

   1.2 The Board of Directors' meeting passed a resolution approving the increase of the Company's registered capital from Baht 4,499,001,000 to Baht 5,568,472,000 by way of issuing 213,894,200 newly issued ordinary shares with a par value per share of Baht 5 each, counting to Baht 1,069,471,000 in total, for the purpose of offering for sale to public and reserving the exercise of right under the warrants which will be allocated to the directors and employees of the Company for the third time.

2. **Allocation of Newly Issued Shares:**

   The Board of Directors' meeting passed a resolution approving the allocation of 213,894,200 ordinary shares not yet been sold with the par value per share of baht 5 (Five Baht) each, totaling Baht 1,069,471,000, the details of which are as follows:

   2.1 Details of Allocation

Allocated to/for	Number (shares)	Ratio (old:new)	Sale price Per share (Baht)	Subscription and Payment period	Note
Existing Shareholders	-	-	-	-	-
General public	Not exceeding 208 million shares	-	The Board of Directors or Executive Committee or any other person(s) designated by the Board shall have power to consider the number, price, duration for subscription, procedures, details of public offering and any other details in relation to the issuance and offer for sale of such shares including to request any approval from the relevant authorities.		
Other persons (specify)	-	-	-	-	-
To serve the exercise of right under the warrants allocated to directors and employees of the Company. (ESOP) No. 3	5,894,200	1.1	The exercise price is the average closing price of shares being traded in the Stock Market during the 30 day period prior to the date the shareholders' meeting is conducted.	The executive Committee or any other person(s) designated by the Board shall have power to consider any other details in relation to the issuance of such shares including to request any approval from the relevant authorities and other acts and things necessary and relating to the issuance of the warrants.	

Note the detail of the ESOP program shown in Attachment.

2.2 The Company's plan where there is a fraction of shares remaining.

- None -

2.3 The number of shares remaining after allocation is

- None -

3. Schedule for a Meeting of the Shareholders to Approve the Capital Increase and the Allocation of Shares

The annual general meeting of shareholders for fiscal year 2004 is scheduled to be held on the 22nd day of April 2004 at 14.00 hour at the Presentation meeting room, 1st floor, Thaicom Satellite Station, No. 41/103 Rattanathibet Road, Nonthaburi and the closing date of the share register book suspending any transfer of shares in order to determine and identify shareholders' right to attend the meeting will be commenced on the 2nd of April, 2004 from 12.00 hour until adjournment of the meeting.

4. Request for Approval of Capital Increase and Shares Allocation from the Relevant Governmental Agency and the Conditions thereof (if any)

In relation to the offering for sale of newly issued shares to public, the Company must file an application requesting approval to offer for sale of securities and request for approval to offer for sale of securities to the Office of Securities and Stock Exchange Commission.

In this respect, the Company will request for registration of the capital increase from the Ministry of Commerce when the payments of the share price are made and when the warrants have been exercised by way of conversion to ordinary shares. In addition, the Company will request for approval from the Stock Exchange of Thailand to register such ordinary shares as listed securities and will trade in the Stock Exchange of Thailand.

5. The Company's Objectives for the Capital Increase and the Utilization of such Increased Capital

- To expand our IPSTAR service in the countries where the company itself is the National Service Operator such as Australia, New Zealand and others, including reserve for additional insurance of the IPSTAR project;
- To expand the scope of the Company's business in relation to its satellite business in foreign markets;
- To strengthen the Company's capital base and to repay certain portion of loans;
- To use as the Company's working capital.

6. Benefits of the Company to be Derived from the Capital Increase and/or the Shares Allocation

- To increase the Company's capability to generate its revenue base so that the Company would have enough working capital to expand its scope of business in the future;
- To strengthen the Company's financial status and to adjust the Company's dept and equity structures in order for the Company to be prepared and ready to expand its investment in relation to its satellites in foreign markets;
- To reduce the obligation of payable interest by way of repaying some portion of loans;

- The ESOP Program is to compensate and motivate the directors and employees of the Company to work for the benefit of the Company, which would in turn persuade and motivate the directors and employees of the Company to continue working in the Company.

7. **Benefits of the Shareholders to be Derived from the Capital Increase and/or the Shares Allocation**

   - To obtain better opportunity in receiving returns resulting from the Company's capacity to generate higher profits due to the expansion of the Company's business in relation to satellite in the future;
   - The ESOP Program is to compensate and motivate the directors and employees of the Company to delicate their heart and soul to the Company by hardworking, which would in turn persuade and motivate the directors and employees of the Company to retain working in the Company resulting in a better operating result of the Company in the future.

   The ordinary shares issued for the exercise of warrants at this occasion will have the same rights and conditions as those of the Company's ordinary shares previously issued; and the right to receive dividend payments will be commenced from the date that the name of such shareholders appears in the shareholders' register book filed with the Ministry of Commerce for capital increase.

8. **Other Reasons that may be Necessary for Shareholders to Approve the Capital Increase and the Shares Allocation**

   -None -

9. **Schedule of Action where the Board of Directors of the Company Passes a Resolution Approving the Capital Increase and the Allocation of Newly Issued Shares**

Date	Action
24 February 2004	Board of Directors' Meeting to request for an approval in connection with the change in par value, the issuance and allocation of newly issued shares for capital increase, and the issuance of the warrants to directors and employees of the Company.
24 February 2004	Notice to SET as to the resolution of the Board of Directors' meeting
2 April 2004	Closing the shareholders register book for determining the shareholders' right to attend the annual general meeting of the shareholders for fiscal year 2004
22 April 2004	Annual general meeting of the shareholders for fiscal year 2004
Within April 2004	1. Filing application for approval to issue and offer for sale of newly issued ordinary shares to the Office 2. Filing application for approval to issue and offer for sale of warrants to the Office
Within May 2004	The Office to inform the consideration result of the said applications within 45 business day from the date the Office duly and completely receives all documents.

ใบประจำต่อแบบหนังสือมอบฉันทะ
Supplemental Proxy Form

การมอบฉันทะในฐานะเป็นผู้ถือหุ้นของบริษัท ชินแซทเทลไลท์ จำกัด (มหาชน)
The proxy is granted by a shareholder of Shin Satellite Public Company Limited.

ในการประชุมสามัญผู้ถือหุ้นประจำปี 2547 ในวันที่ 22 เมษายน 2547 เวลา 14.00 น. ณ ห้องประชุม Presentation สถานีดาวเทียมไทยคม ชั้น 1 เลขที่ 41/103 ถนนรัตนาธิเบศร์ ตำบลบางกระสอ อำเภอเมือง จังหวัดนนทบุรี หรือที่จะพึงเลื่อนไปในวัน เวลา และ สถานที่อื่นด้วย

For the Annual General Meeting of Shareholders for the year 2004 shall be held on 22 April 2004 at 2.00 p.m., at the Presentation Room, First Floor, Thaicom Satellite Station, No. 41/103 Rattanathibet Road, Nonthaburi or such other date, time and place as the meeting may be adjourned.

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Agenda .... Re : ....

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วาระที่ ________________ เรื่อง ____
Agenda .... Re : ....

☐ เห็นด้วย ____________________ เสียง ☐ ไม่เห็นด้วย ________________ เสียง ☐งดออกเสียง ________________ เสียง
Approve votes Disapprove votes Abstain votes

วาระที่ ________________ เรื่อง ____
Agenda .... Re : ....

☐ เห็นด้วย ____________________ เสียง ☐ ไม่เห็นด้วย ________________ เสียง ☐งดออกเสียง ________________ เสียง
Approve votes Disapprove votes Abstain votes

วาระที่ ________________ เรื่อง ____
Agenda .... Re : ....

☐ เห็นด้วย ____________________ เสียง ☐ ไม่เห็นด้วย ________________ เสียง ☐งดออกเสียง ________________ เสียง
Approve votes Disapprove votes Abstain votes

วาระที่ ________________ เรื่อง ____
Agenda .... Re : ....

☐ เห็นด้วย ____________________ เสียง ☐ ไม่เห็นด้วย ________________ เสียง ☐งดออกเสียง ________________ เสียง
Approve votes Disapprove votes Abstain votes

ข้าพเจ้าขอรับรองว่า รายการในใบประจำต่อหนังสือมอบฉันทะถูกต้องบริบูรณ์และเป็นความจริงทุกประการ
I/We certify that the statements in this Supplemental Proxy Form are correct, complete and true in all respects.

ลงชื่อ/ Signed ________________________________ ผู้มอบฉันทะ/ Grantor
( )
วันที่/ Date ________________________________

ลงชื่อ/ Signed ________________________________ ผู้รับมอบฉันทะ/ Proxy
( )
วันที่/ Date ________________________________

เอกสารหรือหลักฐานแสดงความเป็นผู้ถือหุ้นหรือผู้แทนของผู้ถือหุ้นที่มีสิทธิเข้าร่วมประชุม
Documents or Evidence Showing an Identity of the Shareholder or a Representative of the Shareholder Entitled to Attend the Meeting

ตามนโยบายคณะกรรมการตลาดหลักทรัพย์แห่งประเทศไทย เรื่อง ข้อพึงปฏิบัติสำหรับการจัดประชุมผู้ถือหุ้นของบริษัทจดทะเบียน ลงวันที่ 19 กุมภาพันธ์ 2542 โดยมีวัตถุประสงค์เพื่อให้บริษัทจดทะเบียนถือเป็นแนวทางปฏิบัติที่ดี ซึ่งจะเป็นการสร้างความเชื่อมั่นให้เกิดขึ้นแก่ผู้ถือหุ้น ผู้ลงทุน และผู้ที่เกี่ยวข้องทุกฝ่าย และเพื่อให้การประชุมผู้ถือหุ้นของบริษัทจดทะเบียนเป็นไปด้วยความโปร่งใส ชอบธรรม และเป็นประโยชน์ต่อผู้ถือหุ้น บริษัทจึงเห็นควรกำหนดให้มีการตรวจสอบเอกสารหรือหลักฐานแสดงความเป็นผู้ถือหุ้นหรือผู้แทนของผู้ถือหุ้นที่มีสิทธิเข้าร่วมประชุมเพื่อให้ผู้ถือหุ้นยึดถือปฏิบัติต่อไป ทั้งนี้ บริษัทขอสงวนสิทธิที่จะผ่อนผันการยื่นแสดงเอกสารหรือหลักฐานแสดงความเป็นผู้ถือหุ้น หรือผู้แทนของผู้ถือหุ้นที่มีสิทธิเข้าร่วมประชุมแต่ละรายตามที่บริษัทจะพิจารณาเห็นเหมาะสม

The policy of the Board of The Stock Exchange of Thailand, dated 19th February 1999, relating to good practices for holding of a shareholders' meeting, aims to establish guidelines for listed companies to follow. This will create confidence to shareholders, investors and all relevant parties. Accordingly, the Company believes that an inspection of documents or evidence showing an identity of the shareholder or a representative of the shareholder entitled to attend the meeting which should be observed by the shareholders, would cause transparency, fair and benefits to the shareholders. However, the Company reserves the right to waive any of these requirements for some of the shareholders on a case by case basis, at the Company's sole discretion.

1. <u>บุคคลธรรมดา/ Natural person</u>

1.1 ผู้ถือหุ้นที่มีสัญชาติไทย/ Thai nationality

(ก) บัตรประจำตัวของผู้ถือหุ้น (บัตรประจำตัวประชาชน หรือบัตรข้าราชการ หรือบัตรพนักงานรัฐวิสาหกิจ)
identification card of the shareholder (personal I.D. or identification card of government officer or identification card of state enterprise officer); or

(ข) ในกรณีมอบฉันทะ บัตรประจำตัวของผู้มอบอำนาจ และบัตรประจำตัวหรือหนังสือเดินทาง (กรณีเป็นชาวต่างประเทศ) ของผู้รับมอบอำนาจ
in case of proxy, identification card of the shareholder and identification card or passport (in case of a foreigner) of the proxy.

1.2 ผู้ถือหุ้นชาวต่างประเทศ/ Non-Thai nationality

(ก) หนังสือเดินทางของผู้ถือหุ้น
passport of the shareholder; or

(ข) ในกรณีมอบฉันทะ หนังสือเดินทางของผู้มอบอำนาจ และบัตรประจำตัวหรือหนังสือเดินทาง (กรณีเป็นชาวต่างประเทศ) ของผู้รับมอบอำนาจ
in case of proxy, passport of the shareholder and identification card or passport (in case of a foreigner) of the proxy.

2. <u>นิติบุคคล/ Juristic person</u>

2.1 นิติบุคคลที่จดทะเบียนในประเทศไทย/ Juristic person registered in Thailand

(ก) หนังสือรับรองนิติบุคคล ออกให้ไม่เกิน 30 วัน โดยกรมทะเบียนการค้า กระทรวงพาณิชย์
corporate affidavit, issued within 30 days by Commercial Registration Department, Ministry of Commerce; and

(ข) บัตรประจำตัวหรือหนังสือเดินทาง (กรณีเป็นชาวต่างประเทศ) ของกรรมการผู้มีอำนาจที่ได้ลงนามในหนังสือมอบฉันทะพร้อมบัตรประจำตัวหรือหนังสือเดินทาง (กรณีเป็นชาวต่างประเทศ) ของผู้รับมอบฉันทะ
identification card or passport (in case of a foreigner) of the authorised director(s) who sign(s) the proxy form including identification card or passport (in case of a foreigner) of the proxy.

2.2 นิติบุคคลที่จดทะเบียนในต่างประเทศ/ Juristic person registered outside of Thailand

(ก) หนังสือรับรองนิติบุคคล
corporate affidavit; and

(ข) บัตรประจำตัวหรือหนังสือเดินทาง (กรณีเป็นชาวต่างประเทศ) ของกรรมการผู้มีอำนาจที่ได้ลงนามในหนังสือมอบฉันทะพร้อมบัตรประจำตัวหรือหนังสือเดินทาง (กรณีเป็นชาวต่างประเทศ) ของผู้รับมอบฉันทะ
identification card or passport (in case of a foreigner) of the authorised director(s) who sign(s) the proxy form including identification card or passport (in case of a foreigner) of the proxy.

ในกรณีของสำเนาเอกสารจะต้องมีการรับรองสำเนาถูกต้อง และหากเป็นเอกสารที่จัดทำขึ้นในต่างประเทศ ควรมีการรับรองลายมือชื่อโดยโนตารีพับบลิค

A copy of the documents must be certified true copy. In case of any documents or evidence produced or executed outside of Thailand, such documents or evidence should be notarised by a notary public.

ผู้ถือหุ้นหรือผู้รับมอบฉันทะสามารถลงทะเบียน และยื่นเอกสารหรือหลักฐานเพื่อการตรวจสอบ ณ สถานที่ประชุมได้ตั้งแต่เวลา 13.00 น. ของวันที่ 22 เมษายน 2547 เป็นต้นไป

A shareholder or a proxy may register and submit the required documents or evidence for inspection at the meeting from 1.00 p.m. on 22 April 2004.

รายละเอียดกรรมการอิสระ บริษัท ชินแซทเทลไลท์ จำกัด (มหาชน)	
ชื่อ-สกุล	ศาสตราจารย์ หิรัญ รดีศรี
วัน เดือน ปี เกิด	7 สิงหาคม 2472
ตำแหน่งปัจจุบัน	ประธานกรรมการตรวจสอบ
ความสัมพันธ์ทางครอบครัวระหว่างผู้บริหาร	ไม่มี
คุณวุฒิการศึกษาสูงสุด	ดุษฎีบัณฑิตกิตติมศักดิ์ทางการบัญชี มหาวิทยาลัยธรรมศาสตร์ MBA, Wharton School, University of Pennsylvania, U.S.A. ประกาศนียบัตรชั้นสูง ทางการบัญชี มหาวิทยาลัยธรรมศาสตร์ สมาชิกอาวุโส (Fellaw Number) สถาบันกรรมการบริษัทไทย
ประสบการณ์ทำงาน	กรรมการและประธานกรรมการตรวจสอบ บมจ. ชินแซทเทลไลท์ ประธานกรรมการ บริษัทหลักทรัพย์จัดการกองทุน อเบอร์ดีน จำกัด กรรมการสมาคมส่งเสริมสถาบันกรรมการบริษัทไทย ประธานที่ปรึกษาศูนย์พัฒนาการกำกับดูแลกิจการที่ดี ตลาดหลักทรัพย์แห่งประเทศไทย ประธานคณะกรรมการทดสอบผู้สอบภาษีอากร กรมสรรพากร ประธานกรรมการตรวจสอบภาคราชการ ประจำกระทรวงการคลัง ประธานกรรมการบริษัท ไพร้ซวอเตอร์เฮาส์ จำกัด กรรมการ ตลาดหลักทรัพย์แห่งประเทศไทย ประธานคณะอนุกรรมการตรวจสอบ ตลาดหลักทรัพย์แห่งประเทศไทย กรรมการ บริษัท ศูนย์รับฝากหลักทรัพย์ (ประเทศไทย) จำกัด
ประวัติการทำผิดทางกฎหมายในระยะ 10 ปีที่ผ่านมา	ไม่มี
สัดส่วนการถือหุ้นใน บมจ. ชินแซทเทลไลท์	ไม่มี

The Information of Independent Director Shin Satellite Plc.	
Name	Professor Hiran Radeesri
Date of Birthday	August 7, 1929
Title	Director and Chairman of the Audit Committee
Relationship with Management	None
Highest Education	Honorary Doctorate in Accounting,Thammasat University MBA, Wharton School, University of Pennsylvania, U.S.A. B-Com; Higher Diploma in Accounting, Thammasat University Graduate Member, I.O.D.
Experience	Director and Chairman of the Audit Committee, Shin Satellite Plc. Chairman of the Board of Directors, Abesdeen Asset Management Ltd. Director, Thai Institute of Directors Association Exchange of Thailand Chairman Corporate Governance center The Stock Exchange of Thailand Chairman - Tax Auditor Examination Committee, Revenue Department Chairman of the Audit Committee, Ministry of Finance Chairman of Price Waterhouse Ltd. Governor, The Stock Exchange of Thailand Chairman of the Audit Committee, The Stock Exchange of Thailand Director, Thailand Securities Depository Co., Ltd.
Illegal record in past 10 years	None

รายละเอียดกรรมการอิสระ บริษัท ชินแซทเทลไลท์ จำกัด (มหาชน)	
ชื่อ-สกุล	นางชรินทร วงศ์ภูธร
วัน เดือน ปี เกิด	23 พฤษภาคม 2489
ตำแหน่งปัจจุบัน	กรรมการตรวจสอบ
ความสัมพันธ์ทางครอบครัวระหว่างผู้บริหาร	ไม่มี
คุณวุฒิการศึกษาสูงสุด	ปริญญาตรี บัญชีบัณฑิต จุฬาลงกรณ์ มหาวิทยาลัย MBA, Cregton University, USA. Directors Certification Program Class 8/2001
ประสบการณ์ทำงาน	2542-ปัจจุบัน กรรมการและกรรมการตรวจสอบ บมจ. ชินแซทเทลไลท์ 2544-2545 กรรมการและกรรมการตรวจสอบ บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส 2540-2542 กรรมการกองทุน THAI EQUITY FUND 2540-2542 รองกรรมการจัดการ บริษัทหลักทรัพย์ กองทุนรวม จำกัด
ประวัติการทำผิดทางกฎหมายในระยะ 10 ปีที่ผ่านมา	ไม่มี
สัดส่วนการถือหุ้นใน บมจ. ชินแซทเทลไลท์	ไม่มี

The Information of Independent Director Shin Satellite Plc.	
Name	Mrs. Charintorn Vongspootorn
Date of Birthday	May 23, 1946
Title	Audit Committee
Relationship with Management	None
Highest Education	B.A. (Accounting) , Chulalongkorn University MBA, Cregton University, U.S.A. Directors Certification Program Class 8/2001
Experience	Director and Member of the Audit Committee, Shin Satellite Plc. Director and Member of the Audit Committee, Advanced Info Service Plc. Director, Thai Equity Fund Senior Executive Vice President, MFC
Illegal record in past 10 years	None
Number of Shares held in the Company	None


สถานีบริการภาคพื้นดินไทยคม THAICOM TELEPORT AND DTH CENTER
50 หมู่ 1 ซอยวัดเจดีย์หอย ตำบลบ่อเงิน อำเภอลาดหลุมแก้ว จังหวัดปทุมธานี 12140
50 Moo 1 Soi Wat JaDeeHoi Tambol BorNgen Amphur Ladlumkaew Pathumthani Province 12140
: 0-2599-3000
x : 0-2976-3001
ร้านดีโภชนา->
Dee Phochana Restaurant
ซอยวัดเจดีย์หอย->
Soi Wat JadeeHoi
U-Turn
ที่ว่าการ อ.ลาดหลุมแก้ว
Amphur Ladlumkaew Office
สี่แยกนพวงศ์-->
Noppawong Junction
ร้านอาหารเรือนผัก
Ruen Pak Restaurant
<--ไปลาดหลุมแก้ว Go to Ladlumkeaw
เข้าท่าน้ำปทุม->
ร.ร.ปทุมวิไล Pathumthani School
HONDAปทุมธานี Showroom Honda
NISSANปทุมธานี
Showroom Nissan Pathumthani
สะพานปทุมธานี
Pathumthani Bridge
วิทยาลัยปทุมธานี
Pathumthani College
โรงพยาบาลเซ็นคาร์ลอส
St. Carlos Hospital
สวนอุตสาหกรรมบางกะดี
Bangkadee Industry
ปั๊มJet
ทางลงบางพูน Bangpoon
ไปรังสิต-> Go to Rangsit
สี่แยกสวนสมเด็จ
Suan Somdej Junction
สะพานนนทบุรี
Nonthaburi Bridge
ถนนทรงประภา SongPrapa Road
ดอนเมือง--> Go to Don Muang
บางคูวัด BangKooWat
345
สะพานนนทบุรี-บางบัวทอง
Nonthaburi-Bangbuathon g Bridge
ถนนติวานนท์ Tiwanon Road
เมืองทองธานี Muang Thong Thani
หลักสี่--> Go to Laksi
<--ท่าน้ำปากเกร็ด Pakkred
ถนนแจ้งวัฒนะ ChaengWattana Road
ถนนตลิ่งชัน-สุพรรณบุรี->
Talingchan-Suphanburi Road 340
<--สมบัติบุรี
<--ถนนตลิ่งชัน-สุพรรณบุรี
Talingchan-Suphanburi Road
<--ไปไทรน้อย Go to SaiNoi
ตลาดบางบัวทอง
Bangbuathong Market
<--แยกสนามบินน้ำ
SanamBinnam Junction
สะพานพระนั่งเกล้า
PraNangKlow Bridge
สะพานข้ามแยกแคราย
Kaerai Bridge
BIG KING บางใหญ่
บางใหญ่ซิตี้
ทางต่างระดับบางใหญ่--> BangYai Interchange
ถนนตลิ่งชัน-สุพรรณบุรี->
TalingChan-Suphanburi Road
340
ถนนรัตนาธิเบศร์ Rattanathibeth Road
สี่แยกบางบัวทอง
BangBuaThong Junction
ศาลากลางจังหวัดนนทบุรี
Nonthaburi City Hall
สถานีดาวเทียมไทยคม แคราย
Thaicom Station
ทางด่วนแจ้งวัฒนะ-> บางปะอิน
Chaeng Wattana-BangPaIn Express Way